UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

PROGRESSIVE WASTE SOLUTIONS LTD.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

44951D108

(CUSIP Number)

Rick L. Burdick Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Ave, N.W. Washington, D.C. 20036 (202) 887-4000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44951D108

(1)	Names of reporting persons: Westbury (Bermuda) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Bermuda
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,868,685
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 5,868,685
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 5,868,685
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 4.9%(1)
(14)	Type of reporting person (see instructions): CO

(1)	Based on 119,649,921 shares of common stock outstanding as of October 31, 2011.

CUSIP No. 44951D108

(1)	Names of reporting persons: Westbury Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Bermuda
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,868,685 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 5,868,685 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 5,868,685 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 4.9%(2)
(14)	Type of reporting person (see instructions): OO

(1)	Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(2)	Based on 119,649,921 shares of common stock outstanding as of October 31, 2011.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2010 and August 26, 2011 by Westbury (Bermuda) Ltd., a Bermuda limited corporation, and Westbury Trust, a Bermuda trust (Westbury (Bermuda) Ltd. and Westbury Trust hereby referred to as the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Since the filing of the amended Schedule 13D on August 26, 2011, Westbury has sold in the open market an aggregate of 1,200,000 shares of Common Stock.

Item 4. Purpose of Transaction

The disclosure in Item 3 above is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Reporting Persons intend to sell additional shares of Common Stock in privately negotiated transactions, in the open market or otherwise. However, the timing and amount of such sales will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make sales or may seek to acquire additional shares of Common Stock in privately negotiated transactions, in the open market or otherwise depending on general economic and/or market conditions.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Such information is based on 119,649,921 shares of the Issuer’s common stock outstanding as of October 31, 2011.

(c) The following table lists all transactions in Common Stock effected during the past 60 days by Westbury. All such transactions were effected in the open market.

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/26/2011	Sale	99,785	21.00000
9/26/2011	Sale	2,200	21.00010
9/26/2011	Sale	500	21.00020
9/26/2011	Sale	600	21.00030
9/26/2011	Sale	200	21.00040
9/26/2011	Sale	100	21.00060
9/26/2011	Sale	300	21.00070
9/26/2011	Sale	200	21.00080
9/26/2011	Sale	200	21.00110
9/26/2011	Sale	200	21.00120
9/26/2011	Sale	100	21.00130
9/26/2011	Sale	200	21.00150
9/26/2011	Sale	100	21.00210
9/26/2011	Sale	100	21.00240
9/26/2011	Sale	100	21.00250
9/26/2011	Sale	100	21.00260
9/26/2011	Sale	100	21.00280
9/26/2011	Sale	100	21.00300
9/26/2011	Sale	200	21.00340
9/26/2011	Sale	100	21.00540
9/26/2011	Sale	66,191	21.01000
9/26/2011	Sale	1,300	21.01010

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/26/2011	Sale	100	21.01050
9/26/2011	Sale	100	21.01090
9/26/2011	Sale	100	21.01100
9/26/2011	Sale	100	21.01110
9/26/2011	Sale	100	21.01150
9/26/2011	Sale	100	21.01250
9/26/2011	Sale	100	21.01500
9/26/2011	Sale	11,600	21.02000
9/26/2011	Sale	100	21.02030
9/26/2011	Sale	1,280	21.03000
9/26/2011	Sale	900	21.04000
9/26/2011	Sale	4,200	21.15000
9/26/2011	Sale	100	21.15010
9/26/2011	Sale	100	21.15020
9/26/2011	Sale	100	21.15250
9/26/2011	Sale	1,700	21.16000
9/26/2011	Sale	100	21.17000
9/27/2011	Sale	11,960	21.45000
9/27/2011	Sale	200	21.45020
9/27/2011	Sale	100	21.45090
9/27/2011	Sale	100	21.45160
9/27/2011	Sale	8,418	21.46000
9/27/2011	Sale	100	21.46020
9/27/2011	Sale	100	21.46500

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/27/2011	Sale	5,722	21.47000
9/27/2011	Sale	2,900	21.48000
9/27/2011	Sale	200	21.48020
9/27/2011	Sale	100	21.48080
9/27/2011	Sale	100	21.48960
9/27/2011	Sale	4,700	21.49000
9/27/2011	Sale	100	21.49030
9/27/2011	Sale	3,700	21.50000
9/27/2011	Sale	100	21.50020
9/27/2011	Sale	100	21.50120
9/27/2011	Sale	100	21.50140
9/27/2011	Sale	100	21.50350
9/27/2011	Sale	100	21.50980
9/27/2011	Sale	2,900	21.51000
9/27/2011	Sale	100	21.51010
9/27/2011	Sale	100	21.51020
9/27/2011	Sale	100	21.51030
9/27/2011	Sale	100	21.51060
9/27/2011	Sale	100	21.51130
9/27/2011	Sale	100	21.51140
9/27/2011	Sale	100	21.51850
9/27/2011	Sale	100	21.51900
9/27/2011	Sale	4,800	21.52000
9/27/2011	Sale	200	21.52020

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/27/2011	Sale	100	21.52070
9/27/2011	Sale	100	21.52150
9/27/2011	Sale	100	21.52370
9/27/2011	Sale	100	21.52500
9/27/2011	Sale	100	21.52810
9/27/2011	Sale	7,600	21.53000
9/27/2011	Sale	200	21.53020
9/27/2011	Sale	100	21.53050
9/27/2011	Sale	100	21.53200
9/27/2011	Sale	100	21.53270
9/27/2011	Sale	100	21.53310
9/27/2011	Sale	100	21.53540
9/27/2011	Sale	4,000	21.54000
9/27/2011	Sale	100	21.54660
9/27/2011	Sale	1,655	21.55000
9/27/2011	Sale	100	21.55830
9/27/2011	Sale	100	21.55930
9/27/2011	Sale	2,700	21.56000
9/27/2011	Sale	100	21.56020
9/27/2011	Sale	100	21.56180
9/27/2011	Sale	100	21.56200
9/27/2011	Sale	100	21.56440
9/27/2011	Sale	100	21.56840
9/27/2011	Sale	100	21.56960

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/27/2011	Sale	3,800	21.57000
9/27/2011	Sale	100	21.57300
9/27/2011	Sale	3,089	21.58000
9/27/2011	Sale	100	21.58020
9/27/2011	Sale	200	21.58370
9/27/2011	Sale	2,000	21.59000
9/27/2011	Sale	200	21.59020
9/27/2011	Sale	100	21.59050
9/27/2011	Sale	100	21.59220
9/27/2011	Sale	3,300	21.60000
9/27/2011	Sale	100	21.60230
9/27/2011	Sale	100	21.60670
9/27/2011	Sale	3,300	21.61000
9/27/2011	Sale	100	21.61020
9/27/2011	Sale	2,100	21.62000
9/27/2011	Sale	100	21.62240
9/27/2011	Sale	100	21.62960
9/27/2011	Sale	1,800	21.63000
9/27/2011	Sale	100	21.63010
9/27/2011	Sale	100	21.63020
9/27/2011	Sale	100	21.63080
9/27/2011	Sale	100	21.63420
9/27/2011	Sale	2,000	21.64000
9/27/2011	Sale	100	21.64940

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/27/2011	Sale	700	21.65000
9/27/2011	Sale	300	21.66000
9/29/2011	Sale	100	21.06100
9/29/2011	Sale	100	21.07000
9/29/2011	Sale	100	21.07010
9/29/2011	Sale	400	21.08000
9/29/2011	Sale	100	21.08010
9/29/2011	Sale	200	21.09000
9/29/2011	Sale	100	21.10000
9/29/2011	Sale	300	21.13000
9/29/2011	Sale	100	21.14000
9/29/2011	Sale	100	21.14130
9/29/2011	Sale	100	21.15000
9/29/2011	Sale	100	21.19000
9/29/2011	Sale	200	21.20000
9/29/2011	Sale	200	21.23000
9/29/2011	Sale	100	21.24000
9/29/2011	Sale	200	21.26000
9/29/2011	Sale	100	21.27000
9/29/2011	Sale	100	21.27680
9/29/2011	Sale	100	21.28000
9/29/2011	Sale	100	21.29000
9/29/2011	Sale	900	21.30000
9/29/2011	Sale	100	21.30300

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/29/2011	Sale	600	21.31000
9/29/2011	Sale	100	21.31380
9/29/2011	Sale	100	21.31950
9/29/2011	Sale	1,500	21.32000
9/29/2011	Sale	100	21.32220
9/29/2011	Sale	100	21.32790
9/29/2011	Sale	800	21.33000
9/29/2011	Sale	1,300	21.34000
9/29/2011	Sale	100	21.34020
9/29/2011	Sale	100	21.34070
9/29/2011	Sale	100	21.34460
9/29/2011	Sale	100	21.34570
9/29/2011	Sale	100	21.34670
9/29/2011	Sale	1,200	21.35000
9/29/2011	Sale	100	21.35260
9/29/2011	Sale	100	21.35290
9/29/2011	Sale	100	21.35860
9/29/2011	Sale	1,400	21.36000
9/29/2011	Sale	100	21.36010
9/29/2011	Sale	1,800	21.37000
9/29/2011	Sale	100	21.37970
9/29/2011	Sale	1,700	21.38000
9/29/2011	Sale	100	21.38020
9/29/2011	Sale	100	21.38200

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/29/2011	Sale	100	21.38320
9/29/2011	Sale	100	21.38330
9/29/2011	Sale	100	21.38740
9/29/2011	Sale	700	21.39000
9/29/2011	Sale	100	21.39450
9/29/2011	Sale	100	21.39620
9/29/2011	Sale	1,600	21.40000
9/29/2011	Sale	100	21.40020
9/29/2011	Sale	700	21.41000
9/29/2011	Sale	100	21.41420
9/29/2011	Sale	300	21.42000
9/29/2011	Sale	327	21.43000
9/29/2011	Sale	1,900	21.44000
9/29/2011	Sale	100	21.44270
9/29/2011	Sale	700	21.45000
9/29/2011	Sale	100	21.45620
9/29/2011	Sale	600	21.46000
9/29/2011	Sale	100	21.46400
9/29/2011	Sale	600	21.47000
9/29/2011	Sale	100	21.47620
9/29/2011	Sale	100	21.47690
9/29/2011	Sale	1,000	21.48000
9/29/2011	Sale	100	21.48510
9/29/2011	Sale	100	21.48770

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
9/29/2011	Sale	800	21.49000
9/29/2011	Sale	100	21.49560
9/29/2011	Sale	300	21.50000
9/29/2011	Sale	100	21.50030
9/29/2011	Sale	100	21.51000
9/29/2011	Sale	100	21.51490
9/29/2011	Sale	300	21.52000
9/29/2011	Sale	100	21.52650
9/29/2011	Sale	100	21.53000
9/29/2011	Sale	900	21.54000
9/29/2011	Sale	800	21.55000
9/29/2011	Sale	100	21.56000
9/29/2011	Sale	100	21.56060
9/29/2011	Sale	200	21.57000
9/29/2011	Sale	423	21.58000
9/29/2011	Sale	100	21.58960
9/29/2011	Sale	500	21.59000
9/29/2011	Sale	100	21.60000
9/29/2011	Sale	100	21.61000
9/29/2011	Sale	100	21.62000
9/29/2011	Sale	100	21.62770
9/29/2011	Sale	350	21.63000
11/10/2011	Sale	3,700	20.25000
11/14/2011	Sale	4,700	20.21000

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/15/2011	Sale	13,228	20.20190
11/16/2011	Sale	500	20.100000
11/16/2011	Sale	1,800	20.110000
11/16/2011	Sale	100	20.110100
11/16/2011	Sale	1,800	20.120000
11/16/2011	Sale	100	20.120700
11/16/2011	Sale	1,300	20.130000
11/16/2011	Sale	200	20.140000
11/16/2011	Sale	300	20.150000
11/16/2011	Sale	700	20.160000
11/16/2011	Sale	800	20.170000
11/16/2011	Sale	100	20.170500
11/16/2011	Sale	1,500	20.180000
11/16/2011	Sale	100	20.181000
11/16/2011	Sale	1,900	20.190000
11/16/2011	Sale	24,680	20.200000
11/16/2011	Sale	100	20.200100
11/16/2011	Sale	200	20.200200
11/16/2011	Sale	100	20.200300
11/16/2011	Sale	100	20.200500
11/16/2011	Sale	100	20.200900
11/16/2011	Sale	100	20.201000
11/16/2011	Sale	100	20.201100
11/16/2011	Sale	100	20.201200

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/16/2011	Sale	100	20.202300
11/16/2011	Sale	100	20.205000
11/16/2011	Sale	11,710	20.210000
11/16/2011	Sale	300	20.210100
11/16/2011	Sale	100	20.211600
11/16/2011	Sale	8,900	20.220000
11/16/2011	Sale	100	20.222000
11/16/2011	Sale	100	20.225000
11/16/2011	Sale	4,700	20.230000
11/16/2011	Sale	100	20.240000
11/17/2011	Sale	5,300	20.10000
11/17/2011	Sale	200	20.10010
11/17/2011	Sale	2,000	20.10050
11/17/2011	Sale	300	20.10060
11/17/2011	Sale	3,382	20.11000
11/17/2011	Sale	300	20.11050
11/17/2011	Sale	1,300	20.12000
11/17/2011	Sale	200	20.12150
11/17/2011	Sale	900	20.13000
11/17/2011	Sale	100	20.13220
11/17/2011	Sale	100	20.14000
11/17/2011	Sale	200	20.15000
11/17/2011	Sale	100	20.16000
11/17/2011	Sale	100	20.17000

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/17/2011	Sale	100	20.19000
11/17/2011	Sale	100	20.19190
11/17/2011	Sale	400	20.20000
11/17/2011	Sale	200	20.21000
11/17/2011	Sale	100	20.22000
11/22/2011	Sale	1,000	20.20000
11/22/2011	Sale	700	20.20050
11/22/2011	Sale	2,500	20.21000
11/22/2011	Sale	100	20.21040
11/22/2011	Sale	3,000	20.21050
11/22/2011	Sale	100	20.21060
11/22/2011	Sale	6,300	20.22000
11/22/2011	Sale	100	20.22040
11/22/2011	Sale	8,100	20.22050
11/22/2011	Sale	100	20.22060
11/22/2011	Sale	16,000	20.23000
11/22/2011	Sale	100	20.23010
11/22/2011	Sale	700	20.23020
11/22/2011	Sale	100	20.23030
11/22/2011	Sale	200	20.23040
11/22/2011	Sale	2,100	20.23050
11/22/2011	Sale	300	20.23060
11/22/2011	Sale	100	20.23080
11/22/2011	Sale	100	20.23170

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/22/2011	Sale	100	20.23290
11/22/2011	Sale	16,800	20.24000
11/22/2011	Sale	300	20.24010
11/22/2011	Sale	300	20.24020
11/22/2011	Sale	700	20.24050
11/22/2011	Sale	17,000	20.25000
11/22/2011	Sale	700	20.25010
11/22/2011	Sale	200	20.25020
11/22/2011	Sale	100	20.25050
11/22/2011	Sale	100	20.25130
11/22/2011	Sale	11,100	20.26000
11/22/2011	Sale	300	20.26010
11/22/2011	Sale	6,100	20.27000
11/22/2011	Sale	400	20.27010
11/22/2011	Sale	100	20.27020
11/22/2011	Sale	100	20.27190
11/22/2011	Sale	1,400	20.28000
11/22/2011	Sale	1,300	20.29000
11/22/2011	Sale	700	20.30000
11/22/2011	Sale	200	20.31000
11/22/2011	Sale	300	20.32000
11/23/2011	Sale	11,100	20.20000
11/23/2011	Sale	100	20.20020
11/23/2011	Sale	3,000	20.21000

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/23/2011	Sale	1,900	20.22000
11/23/2011	Sale	500	20.23000
11/23/2011	Sale	500	20.24000
11/23/2011	Sale	100	20.24270
11/23/2011	Sale	100	20.24280
11/25/2011	Sale	37,600	20.20000
11/25/2011	Sale	2,320	20.25000
11/25/2011	Sale	300	20.26000
11/25/2011	Sale	100	20.30000
11/25/2011	Sale	200	20.45000
11/25/2011	Sale	200	20.47000
11/25/2011	Sale	200	20.47050
11/25/2011	Sale	500	20.48000
11/25/2011	Sale	700	20.49000
11/25/2011	Sale	100	20.49000
11/25/2011	Sale	400	20.49050
11/25/2011	Sale	100	20.49060
11/25/2011	Sale	980	20.49210
11/25/2011	Sale	7,600	20.50000
11/25/2011	Sale	1,300	20.50000
11/25/2011	Sale	400	20.50040
11/25/2011	Sale	2,800	20.50050
11/25/2011	Sale	100	20.50060
11/25/2011	Sale	100	20.50080

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/25/2011	Sale	2,900	20.51000
11/25/2011	Sale	1,800	20.52000
11/25/2011	Sale	100	20.52040
11/25/2011	Sale	100	20.52080
11/25/2011	Sale	100	20.52130
11/25/2011	Sale	1,500	20.53000
11/25/2011	Sale	100	20.53020
11/25/2011	Sale	1,100	20.54000
11/25/2011	Sale	100	20.54030
11/25/2011	Sale	4,300	20.55000
11/25/2011	Sale	100	20.55010
11/25/2011	Sale	2,200	20.56000
11/25/2011	Sale	200	20.56020
11/25/2011	Sale	1,500	20.57000
11/25/2011	Sale	100	20.57020
11/25/2011	Sale	100	20.57110
11/25/2011	Sale	100	20.57150
11/25/2011	Sale	1,300	20.58000
11/25/2011	Sale	900	20.59000
11/25/2011	Sale	3,200	20.60000
11/25/2011	Sale	1,100	20.61000
11/25/2011	Sale	100	20.62000
11/25/2011	Sale	500	20.63000
11/25/2011	Sale	300	20.64000

Date of Transaction	Type of Transaction	Shares of Common Stock	Price per Share
11/25/2011	Sale	100	20.67000
11/25/2011	Sale	200	20.69000
11/25/2011	Sale	200	20.70000
11/25/2011	Sale	200	20.71000
11/25/2011	Sale	200	20.72000
11/25/2011	Sale	200	20.74000
11/25/2011	Sale	100	20.76000
11/25/2011	Sale	100	20.78000
11/25/2011	Sale	100	20.79000
11/25/2011	Sale	200	20.80000
11/25/2011	Sale	700	20.82000
11/25/2011	Sale	600	20.83000

(d)	Not applicable.
(e)	On November 22, 2011, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2011		WESTBURY (BERMUDA) LTD.

	By:	/s/ Jim Watt
		Name:	Jim Watt
		Title:	President

Date: November 29, 2011		WESTBURY TRUST

	By:	/s/ Jim Watt
		Name:	Jim Watt
		Title:	Trustee